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Exhibit 12.1

Bausch & Lomb Incorporated

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(Dollar Amounts In Millions)

	September 27, 2003	September 28, 2002
Earnings from continuing operations before provision for income taxes and minority interests	$120.9	$85.7
Fixed charges	42.3	38.3
Current period amortization, net of capitalized interest	0.2	0.2

Total earnings as adjusted	$163.4	$124.2

Fixed charges:
Interest (including interest expense and capitalized interest)	$41.9	$37.9
Portion of rents representative of the interest factor	0.4	0.4

Total fixed charges	$42.3	$38.3

Ratio of earnings to fixed charges	3.9	3.2

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  Exhibit 12.1